Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 26
DATED MARCH 26, 2014
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 26 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013, Supplement No. 14 dated May 22, 2013, Supplement No. 15 dated July 16, 2013, Supplement No. 16 dated August 16, 2013, Supplement No. 17 dated October 4, 2013, Supplement No. 18 dated October 9, 2013, Supplement No. 19 dated November 22, 2013, Supplement No. 20 dated December 20, 2013, Supplement No. 21 dated December 30, 2013, Supplement No. 22 dated January 28, 2014, Supplement No. 23 dated February 26, 2014, Supplement No. 24 dated February 27, 2014 and Supplement No. 25 dated March 5, 2014. Unless otherwise defined in this Supplement No. 26, capitalized terms used herein have the same meanings as set forth in the prospectus.

Selected Financial Data

The following updates the discussion contained in the section of our prospectus captioned “Selected Financial Data,” which begins on page 66 of the prospectus.

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations. This selected data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this supplement.

	December 31, 2013	December 31, 2012	For the period from August 24, 2011 (inception) through December 31, 2011

Total income	$2,824,992	$101,986	$-
Net loss	$(2,526,801)	$(1,139,882)	$(19,892)
Net loss per common share, basic and diluted (a)	$(1.18)	$(18.04)	$(0.99)
Distributions paid to common stockholders	$997,707	$-	$-
Distributions declared to common stockholders	$1,288,777	$13,793	$-
Distributions per weighted average common share (a)	$0.60	$0.22	$-
Cash flows used in operating activities	$(961,103)	$(524,042)	$(19,892)
Cash flows used in investing activities	$(30,374,587)	$(32,163,615)	$(1,000)
Cash flows provided by financing activities	$55,733,024	$34,890,619	$54,980
Weighted average number of common shares outstanding, basic and diluted	2,147,947	63,198	20,000

(a)	The net loss per common share, basic and diluted is based upon the weighted average number of common shares outstanding for the year or period ended. The distributions per common share are based upon the weighted average number of common shares outstanding for the year or period ended.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following supplements the discussion contained in the section of our prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which begins on page 145.

Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our prospectus constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under “Risk Factors” in our prospectus and the factors described below:

•	We may not be able to raise capital sufficient to achieve our investment objectives;
•	We have a limited operating history and the prior performance of programs sponsored by IREIC should not be used to predict our future results;
•	Market disruptions may adversely impact many aspects of our operating results and operating condition;
•	We may suffer from delays in selecting, acquiring and developing suitable assets;
•	To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our “best efforts” offering, which will reduce the amount of cash available to be invested in assets, negatively impact the value of our stockholders’ investment and be dilutive to our stockholders;
•	We have incurred net losses on a U.S. GAAP basis for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, and there is no assurance that we will become profitable or generate positive cash flow from operations;
•	There is no established public trading market for our shares, our stockholders may not be able to sell their shares under our share repurchase program and, if our stockholders are able to sell their shares under the program, or otherwise, they may not be able to recover the amount of their investment in our shares;
•	Our charter generally allows us to borrow up to 300% of our net assets, equivalent to 75% of the costs of our assets;
•	IREIC may face a conflict of interest in allocating personnel and resources between its affiliates, our Business Manager and our Real Estate Managers;
•	We do not have arm’s-length agreements with our Business Manager, our Real Estate Managers or any other affiliates of IREIC;
•	We pay significant fees to our Business Manager, Real Estate Managers and other affiliates of our Sponsor;
•	Our Business Manager and its affiliates will face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders;
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•	Our properties may compete with the properties owned by other programs sponsored by IREIC or IPCC for, among other things, tenants;
•	Our Business Manager is under no obligation, and may not agree, to continue to forgo or defer its business management fee or any acquisition fee;
•	We generated a significant portion of our revenue from three tenants, and rental payment defaults by these significant tenants could adversely affect our results of operations;
•	The majority of our real estate investments include single-tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations; and
•	If we fail to qualify as a REIT, our operations and distributions to stockholders will be adversely affected.

Forward-looking statements in our prospectus reflect our management’s view only as of the date of this supplement, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The following discussion and analysis relates to the years ended December 31, 2013 and 2012 and for the period from August 24, 2011 (inception) through December 31, 2011. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this supplement.

Overview

We are an externally managed Maryland corporation formed in August 2011 to acquire a diversified portfolio of commercial real estate located throughout the United States. We are managed by our business manager, IREIT Business Manager & Advisor, Inc. referred to herein as our “Business Manager”. We may acquire retail properties, office buildings, multi-family properties and industrial/distribution and warehouse facilities. Within these property types, we will focus primarily on “core” real estate assets.

Core real estate assets are those assets that typically satisfy some, but not necessarily all, of the following criteria:

▪	properties located within major regional markets or accelerating secondary markets;

▪	properties with above-market occupancy rates, with leases that provide for market rental rates and that have staggered maturity dates; and

▪	properties that have anchor tenants with strong credit ratings.

Core real estate assets also typically provide predictable, steady cash flow and have a lower risk profile than non-core real estate assets. We also may purchase single-tenant, net-leased properties within any of these four property types.  We may purchase existing or newly-constructed properties as well as properties that are under development or construction, including those where development has not commenced. In addition, in all cases, we may acquire properties directly, by purchasing the property, also known as a “fee interest,” or through joint ventures, including joint ventures in which we do not own a controlling interest. We also may invest in real estate-related equity securities of both publicly traded and private real estate companies, as well as commercial mortgage-backed securities.

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At December 31, 2013, the Company owned 14 retail properties totaling 457,353 square feet and they are 99.1% leased and occupied. As of December 31, 2013 and 2012, annualized base rent per square foot averaged $10.10 and $8.04, respectively, for all properties. Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases, including any tenant concessions, such as rent abatement or allowances, which may have been granted.

On October 18, 2012 we commenced our initial public offering, referred to herein as the “Offering.” We are offering 150,000,000 shares of our common stock at a price of $10.00 per share on a “best efforts” basis through Inland Securities Corporation, or “Inland Securities,” our dealer manager, a wholly owned subsidiary of our Sponsor. “Best efforts” means that Inland Securities is not obligated to purchase any specific number or dollar amount of shares. We also are offering up to 30,000,000 shares of our common stock at a price of $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan (“DRP”). In each case, the offering price was determined by our board of directors. We elected to be taxed as a REIT commencing with the tax year ended December 31, 2013 for federal tax purposes.

Market Outlook

As announced in December 2013, the US Federal Reserve Board began lessening of the bond buying program, commonly referred to as quantitative easing (“QE”), in January 2014. The announcement to reduce the level of QE could indicate the Federal Reserve Board is of the view that US economic growth is on enough footing that less stimulus is required. Since the Federal Reserve decided to slow down and may eventually decide to end QE, many financial experts believe interest rates will begin to increase and we have begun to see the rise in long term rates, while short term rates continue to be at historically low levels.

Real estate pricing is generally influenced by market interest rates. However, the movements are not simultaneous and pricing generally lags behind interest rate adjustments for a period of time. Since part of our business strategy is to utilize debt to finance a portion of our real estate assets, we may be challenged in finding appropriately priced real estate during periods of rapidly rising interest rates.

Today’s economic environment continues to be characterized by historically low interest rates that may start to decrease capitalization rates for commercial properties. Commercial property prices have nearly recovered to 2007 values in many sectors. Although mild, we believe that the economy is moving from recovery status toward a growth cycle. Demographic trends are also favorable. In the past four years the population of the United States has grown, but there has been very little new real estate development during this period of time. While tenants recently have had pricing power over property owners, we believe we have reached an inflection point where that pricing power related to tenant leases will return to the property owner due to supply and demand considerations.

Our management team continues to believe that we can produce better risk adjusted returns in multi-tenant necessity-based retail shopping centers than other types of commercial real estate. Multi-tenant retail assets tend to be more stable, yet they allow for growth opportunities in a recovering market. A needs-based shopping center usually consists of a large anchor tenant, like a supermarket, that draws patrons to the property along with a number of supporting tenants in smaller shop space. The anchor generally has a long-term lease that stabilizes cash flow to the property. The smaller tenants typically have shorter leases (usually between 1-3 years) that upon expiration, in favorable market conditions, can be re-leased at increased rental rates which would increase the property’s income.

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Our general experience tells us that a period of rising inflation can translate to a period of rising rental rates, particularly at multi-tenant retail properties that include a higher instance of lease roll-over. In comparison to single-tenant properties with longer leases, this provides significantly more opportunities to increase rental rates as a higher percentage of leases expire more frequently. As of December 31, 2013, we own 12 single tenant properties and two multi-tenant properties with average lease expirations of 14 years and 9 years, respectively.

In addition:

  Multi-tenant necessity-based retail real estate is generally recession resilient and has historically outperformed other asset classes.
  Grocery-anchored shopping centers tend to be resilient to internet sales and can weather changes in consumer sentiment.
  Demand for retail space is growing. According to a National Association of Realtors published report, the net absorption of retail space is expected to reduce the amount of vacant space in the market place. Also, according to the United States Census Bureau, the population of the United States is slated to grow by over 50 million over the next 20 years. We believe this supply/demand dynamic is beginning to create a favorable environment for retail property owners.
  If we begin to experience inflation, multi-tenant retail real estate can act as a hedge because of the ability to increase rents at a pace that keeps up with inflation.

We are currently evaluating the purchase of, and are currently moving through due diligence on, a number of properties. As a result in February 2014, we purchased two multi-tenant retail properties. On February 21, 2014, we acquired a fee simple interest in a 69,381 square foot retail center consisting of three single tenant buildings, three multi-tenant buildings and a two-level parking structure, known as Park Avenue Shopping Center, located in Little Rock, Arkansas. We purchased this property from two unaffiliated third parties for a purchase price of approximately $28.12 million in cash, plus closing costs, of which approximately $23.37 million was funded at the initial closing. The purchase price includes (i) the right to expand one of the three buildings by up to 9,500 square feet which would increase the total retail square footage of the property to 78,881 square feet; and (ii) 3,382 square feet of existing vacant space. More specifically, we may be required to pay the seller an aggregate amount equal to approximately $4.75 million based on tenants taking possession of certain premises at the properties, opening for business and commencing to pay full rental payments as due under their respective leases. The property is shadow anchored by Target’s newest format, which includes a grocery component, and an LA Fitness that we will not acquire and will not own. We funded the purchase price at the initial closing with proceeds from our Offering. In addition, on February 27, 2014, we acquired a fee simple interest in a 63,829 square foot retail center consisting of two single tenant buildings and one multi-tenant building, known as North Hills Square Shopping Center, located in Coral Springs, Florida, and anchored by a Wal-Mart Neighborhood Market. We purchased this property from an unaffiliated third party for approximately $11.05 million in cash, plus closing costs. We funded the purchase price at the closing with proceeds from our Offering.

Our investment mandate allows us to build our portfolio with core assets in core markets. We endeavor to find the best risk-adjusted opportunities, given the considerable resources available to us through our real estate managers, our business manager and our business manager’s acquisition team.

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Liquidity and Capital Resources

Our principal demand for funds is to acquire real estate assets, to pay operating and offering expenses, to pay interest on our outstanding indebtedness, to fund repurchases of previously issued stock and to make distributions to our stockholders.  We generally seek to fund our cash needs for items other than asset acquisitions and offering costs from operations. Our cash needs for acquisitions are funded primarily from the sale of our shares, including those offered for sale through our distribution reinvestment plan, as well as financing obtained concurrent with an acquisition or in the future.  There may be a delay between the sale of our shares and our purchase of assets, which could result in a delay in generating returns, if any, from our investment operations.  Our Business Manager, its acquisition group, and Inland Real Estate Acquisitions, or “IREA,” evaluates potential acquisitions and engages in negotiations with sellers and lenders on our behalf.  Pending investment in real estate assets, we may decide to temporarily invest any unused proceeds from the Offering in certain investments that could yield lower returns than those earned on real estate assets.

Potential future sources of liquidity include continued proceeds from the offering and DRP, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets and undistributed cash flow from operations.  If necessary, we may use financings or other sources of liquidity (capital) in the event of unforeseen significant capital expenditures.  We have not identified any sources for these types of financings.

As of December 31, 2013, the offering generated proceeds, net of commissions, the marketing contribution and due diligence expense reimbursements, the majority of which are re-allowed to third party soliciting dealers, totaling approximately $60.3 million.

Through December 31, 2013, our liquidity needs have primarily been to purchase fourteen retail properties, to pay organization and offering costs and to pay distributions. In 2013, we funded the purchase of Wedgewood Commons Shopping Center with mortgage debt of approximately $15.3 million and proceeds from the Offering of $14.8 million. In 2012, we funded the purchase of the twelve Dollar General retail stores and the Newington Fair Shopping Center, with proceeds from mortgage and mezzanine loans totaling approximately $32.7 million and $10 in cash. In 2013, we repaid all of our mezzanine loans which equaled approximately $15.4 million from proceeds from our Offering.

Our Sponsor has advanced approximately $1.63 million to us for the payment of organization and offering costs.

Cash Flow Analysis

	For the year ended December 31,		For the period from August 24, 2011 (inception) through December 31, 2011
	2013	2012
Net cash flows used in operating activities	$(961,103)	$(524,042)	$(19,892)
Net cash flows used in investing activities	$(30,374,857)	$(32,163,615)	$(1,000)
Net cash flows provided by financing activities	$55,733,024	$34,890,619	$54,890

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Cash used in operating activities was $961,103, $524,042 and $19,892 for the year ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, respectively. For the year ended December 31, 2013, funds generated from rental and tenant recovery income were offset primarily by property operating, interest and general and administrative expenses. For the year ended December 31, 2012 and the period from August 24, 2011 (inception) through December 31, 2011, cash was used to pay general and administrative expenses. For the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, the cash deficit was funded by net offering proceeds.

Cash used in investing activities was $30,374,857, $32,163,615, and $1,000 for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, respectively. During 2013, we paid $29,982,371 for Wedgewood Commons Shopping Center, $316,002 in capital expenditures for a roof replacement at Newington Fair Shopping Center which was contemplated at the time of acquisition and funded $12,896 to a required lender held replacement escrow. We also invested $100,000 in exchange for a twenty percent membership interest in a limited liability company formed as an insurance association captive, which is wholly-owned by us and Inland Real Estate Corporation, Inland American Real Estate Trust, Inc., Inland Diversified Real Estate Trust, Inc., and Retail Properties of America, Inc., and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services, Inc. During 2012, we paid $32,163,615 to purchase thirteen retail properties. During the period from August 24, 2011 (inception) through December 31, 2011, we paid $1,000 for 1,000 shares of common stock in the Inland Real Estate Group of Companies.

Cash provided by financing activities was $55,733,024, $34,890,619 and $54,890 for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, respectively. We generated proceeds from the sale of shares, net of offering costs paid, of $56,536,937 during 2013, $1,559,334 during 2012 and $(495,020) during the period from August 24, 2011 (inception) through December 31, 2011. Our Sponsor did not make any advances during the year ended December 31, 2013, but did advance $1,080,000 and $550,000 during the year ended December 31, 2012 and the period from August 24, 2011 (inception) through December 31, 2011, respectively. We generated offering proceeds of $481,029 from the DRP and paid $997,707 in distributions during the year ended December 31, 2013. We also generated $15,259,894 in proceeds from mortgage debt. We used $15,406,716 of offering proceeds to repay principal indebtedness which was scheduled to mature in 2013, paid $141,305 in loan costs, and were repaid $892 from related parties for reimbursement of costs in connection with certain properties that we considered acquiring, but ultimately decided not to acquire, which were subsequently acquired by a related party. During 2012, we generated $32,677,167 in proceeds from mortgage and mezzanine debt and paid $425,882 in loan costs.

A summary of the distributions declared, distributions paid and cash flows provided by operations for the year ended December 31, 2013 and 2012 follows:

Distributions Paid
Year Ended December 31,	Distribu- tions Declared	Distributions Declared Per Share (1)	Cash	Reinvested via DRP	Total	Cash Flows From Operations	Net Offering Proceeds (2) (3)

2013	1,288,777	$0.60	$516,679	$481,029	$997,708	$(961,103)	56,536,937

2012	13,793	$0.22	$--	$--	$--	$(524,042)	1,559,334

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(1)	Assumes a share was issued and outstanding each day during the period.
(2)	100% of distributions paid for the year ended December 31, 2013, were paid from the net proceeds of our “best efforts” offering.
(3)	The Offering commenced on October 18, 2012.

Results of Operations

The following discussion is based on our consolidated financial statements for the year ended December 31, 2013.  Although our results of operations include income and expense incurred for the year ended December 31, 2012 and the period from August 24, 2011 (inception) through December 31, 2011, we did not purchase our first property until November 6, 2012.  Our net loss was $2,526,801 and included the following components for 2013.

Operating loss. Operating loss for the year ended December 31, 2013 was $1,127,338 which consisted of total income, property operating expenses, general and administrative expenses and depreciation and amortization.

Total income for the year ended December 31, 2013 was $2,824,992 which consisted primarily of tenant rental and recovery income. A majority of our income was derived from three tenants with an annualized base rent per square foot of $8.01. Our portfolio’s physical and economic occupancy was 99.1%. Property operating expenses totaled $177,994, and consisted of property management fees and costs of owning and maintaining our investment properties. Real estate tax expense was $276,875 for the year ended December 31, 2013. Certain property operating expenses and real estate taxes are recoverable from tenants per the terms of their lease agreements.

General and administrative expenses for the year ended December 31, 2013, totaled $2,267,129, of which $1,180,614, was paid or accrued to related parties. General and administrative expenses consisted primarily of related party stock discounts of $369,526, professional fees of $465,246, acquisition costs of $666,042, and other costs of $766,315.

Depreciation and amortization expense for the year ended December 31, 2013, totaled $1,004,052 and was primarily a result of depreciation on the thirteen properties purchased during the fourth quarter of 2012.

Interest expense. Interest expense for the year ended December 31, 2013, totaled $1,408,000 and is due to the financing of one property purchased during the fourth quarter of 2013 and thirteen properties purchased during the fourth quarter of 2012.

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Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We consider these policies to be critical because they require our management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Offering and Organizational Costs

Costs associated with the Offering are deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs are expensed as incurred.

Acquisitions

We are required to determine the total purchase price of each acquired investment property, which includes estimating any contingent consideration to be paid or received in future periods. We allocate the purchase price of each acquired business between tangible and intangible assets at full fair value at the date of the transaction. Such tangible and intangible assets include land, building and improvements, acquired above market and below market leases, in-place lease value, customer relationships (if any), and any assumed financing that is determined to be above or below market terms. Any additional amounts are allocated to goodwill as required, based on the remaining purchase price in excess of the fair value of the tangible and intangible assets acquired and liabilities assumed. The allocation of the purchase price is an area that requires judgment and significant estimates. We use the information contained in the independent appraisal obtained at acquisition or other market sources as the basis for the allocation to land and building improvements.

The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant. We determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties. We also allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values. We also evaluate each acquired lease based upon current market rates at the acquisition date and we consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market.

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After an acquired lease is determined to be above or below market, we allocate a portion of the purchase price to such above or below acquired leases based upon the present value of the difference between the contractual lease rate and the estimated market rate. The determination of the discount rate used in the present value calculation is based upon the “risk free rate.” This discount rate is a significant factor in determining the market valuation which requires our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property. The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight-line basis over the term of the related lease as an adjustment to rental income. For below market lease values, the amortization period includes any renewal periods with fixed rate renewals.

The acquisition of certain properties include earnout components to the purchase price, meaning a portion of the purchase price of the property is not paid at closing, although we own the entire property. We are not obligated to pay the contingent portion of the purchase prices unless space which was vacant at the time of acquisition is later leased by the seller within the time limits and parameters set forth in the acquisition agreements. The earnout payments are based on a predetermined formula applied to rental income received. The earnout agreements generally have a limited obligation period ranging from one to three years from the date of acquisition. If at the end of the time period certain space has not been leased, occupied and rent producing, we will have no further obligation to pay additional purchase price consideration and will retain ownership of that entire property. Based on our best estimate, we record a liability for the potential future earnout payments using estimated fair value measurements at the date of acquisition which include the lease-up periods, market rents, probability of occupancy and discount rate. This earnout amount is recorded as additional purchase price of the related properties and as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheets. The liability increases as the anticipated payment date draws near based on a present value; such increases in the liability are recorded as amortization expense on the accompanying consolidated statements of operations. We record changes in the underlying liability assumptions to acquisition related costs contained in general and administrative expenses on the accompanying consolidated statements of operations.

We expense acquisition costs of all transactions as incurred. All costs related to finding, analyzing and negotiating a transaction are expensed as incurred as a general and administrative expense, whether or not the acquisition is completed. These expenses would include acquisition fees, if any, paid to our Business Manager.

Impairment

We assess the carrying values of the respective long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. If it is determined that the carrying value is not recoverable because the undiscounted cash flows do not exceed the carrying value, we will be required to record an impairment loss to the extent that the carrying value exceeds fair value. The valuation and possible subsequent impairment of investment properties will be a significant estimate that can change based on our continuous process of analyzing each property and reviewing assumptions about uncertain inherent factors, as well as the economic condition of the property at a particular point in time.

We also evaluate our equity method investments for impairment indicators. The valuation analysis considers the investment positions in relation to the underlying business and activities of our investment and identifies potential declines in fair value. An impairment loss should be recognized if a decline in value of the investment has occurred that is considered to be other than temporary, without ability to recover or sustain operations that would support the value of the investment.

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Cost Capitalization and Depreciation Policies

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvements and betterment costs are capitalized and ordinary repairs and maintenance are expensed as incurred.

Depreciation expense is computed using the straight-line method. Buildings and improvements are depreciated on a straight-line basis based upon estimated useful lives of thirty years for buildings and improvements, and five to fifteen years for furniture, fixtures and equipment and site improvements. Tenant improvements are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization. Leasing fees are amortized on a straight-line basis over the life of the related lease as a component of depreciation and amortization. Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the life of the related loan as a component of interest expense. The portion of the purchase price allocated to acquired above market lease costs and acquired below market lease costs is amortized on a straight-line basis over the life of the related lease as an adjustment to net rental income. Acquired in-place lease costs and other leasing costs are amortized on a straight-line basis over the weighted-average remaining lease term as a component of amortization expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Revenue Recognition

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease will begin when the lessee takes possession of or controls the physical use of the leased asset. Generally, this will occur on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we will begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rent receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

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Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursement.

We recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.

As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Partially-Owned Entities

We consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity (VIE) or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where we determine that we are not the primary beneficiary of a variable interest entity or we do not control the joint venture but we can exercise influence over the entity with respect to its operations and major decisions, we use the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations will be reflected as equity in earnings (loss) on unconsolidated entity on our consolidated statements of operations. Additionally, our net investment in the joint venture will be reflected as investment in unconsolidated entity on the consolidated balance sheets.

Contractual Obligations

We have guaranteed the full amount of the mortgages payable of our subsidiaries in the event that any of them fail to provide access or information to the properties or fail to obtain a lender’s prior written consent to any liens on or transfers of any of the properties, and in the event of any losses, costs or damages incurred by a lender as a result of fraud or intentional misrepresentation of any subsidiary borrower, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

From time to time, we acquire properties subject to the obligation to pay the seller additional monies depending on the future leasing and occupancy of the property. These earnout payments are based on a predetermined formula. Each earnout agreement has a time limit generally one to three years and other parameters regarding the obligation to pay any additional monies. If at the end of the time period, certain space has not been leased and occupied, we will not have any further obligation. As of December 31, 2013 and 2012, we had liabilities of $723,237 and $0, respectively, recorded on the consolidated balance sheets as deferred investment property acquisition obligations. The maximum potential payment is $743,261 at December 31, 2013.

12

The table below presents, on a consolidated basis, our obligations and commitments to make future payments under debt obligations (including interest) as of December 31, 2013. Debt obligations under debt which is subject to variable rates are based on interest rates as of December 31, 2013.

		Payments due by period
	Total	2014	2015	2016	2017	2018	Thereafter

Principal payments on debt	$32,530,344	$--	$9,790,000	$--	$--	$15,259,894	$7,480,450
Interest payments on debt	8,452,454	996,114	991,355	648,705	648,705	553,941	4,613,634
Total	$40,982,798	$996,114	$10,781,355	$648,705	$648,705	$15,813,835	$12,094,084

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2014 through the close of business on March 31, 2014. Distributions were declared in a daily amount equal to $0.001643836 per share, which if paid each day for a 365-year period, would equate to $0.60 per share or a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

•	In January 2014, total distributions declared for the month of December 2013 were paid in the amount equal to $304,863, of which $155,310 was paid in cash and $149,553 was reinvested through the Company’s DRP, resulting in the issuance of an additional 15,742.361 shares of common stock.

•	In February 2014, total distributions declared for the month of January 2014 were paid in the amount equal to $374,120, of which $189,133 was paid in cash and $184,987 was reinvested through the Company’s DRP, resulting in the issuance of an additional 19,472.359 shares of common stock.

•	In March 2014, total distributions declared for the month of February 2014 were paid in the amount equal to $398,328, of which $198,650 was paid in cash and $199,678 was reinvested through the Company’s DRP, resulting in the issuance of an additional 21,018.753 shares of common stock.

On February 21, 2014, we acquired a fee simple interest in a 69,381 square foot retail property known as Park Avenue Shopping Center located in Little Rock, Arkansas. We purchased this property from two unaffiliated third parties for approximately $23,370,000, plus closing costs, not including a contingent earnout component of $4,750,000.

On February 27, 2014, we acquired a fee simple interest in a 63,829 square foot retail property known as North Hills Square Shopping Center located in Coral Springs, Florida. We purchased this property from an unaffiliated third party for approximately $11,050,000, plus closing costs.

13

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to various market risks, including changes in interest rates and commodity prices. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We may enter into financial instruments to manage and reduce the impact of changes in interest rates. We may also enter into financial instruments to manage and reduce the impact of changes in commodity prices. The counterparties are expected to be major financial institutions.

Interest Rate Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. We currently have exposure to financial market risks as approximately 23% of our long term debt has a fixed rate of interest as of December 31, 2013. As of December 31, 2013, we had outstanding debt, which is subject to fixed interest rates and variable rates of $32,530,344 bearing interest rates in the range equal to 2.07% to 4.35% per annum, respectively. At December 31, 2013, our mortgage loans outstanding had a weighted average interest rate of 3.02%.

If market rates of interest on all debt which is subject to variable rates as of December 31, 2013 permanently increased by 1% (100 basis points), the increase in interest expense on all debt would decrease future earnings and cash flows by approximately $251,000 annually. If market rates of interest on all debt which is subject to variable rates as of December 31, 2013 permanently decreased by 1% (100 basis points), the decrease in interest expense on all debt would increase future earnings and cash flows by the same amount.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. We have not used derivative financial instruments to hedge against interest rate fluctuations to date, but if we do, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful.

With regard to variable rate financing, our Business Manager assesses our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our Business Manager maintains risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. While this strategy is designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced. Our board has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes. As of December 31, 2013, we have not entered into any derivative financial instruments.

14

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of March 24, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	-	200,000

Shares sold in the offering:	10,331,849.206	102,102,013	9,039,004	93,063,009

Shares sold pursuant to our distribution reinvestment plan:
	106,868.047	1,015,246	-	1,015,246
Shares purchased pursuant to our share repurchase program:	-	-	-	-
Total:	10,458,717.253	103,317,259	9,039,004	94,278,255
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

Experts

The following updates the section of the prospectus captioned “Experts,” which begins on page 227, and all other similar discussions throughout the prospectus.

The consolidated financial statements of Inland Real Estate Income Trust, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, and related financial statement schedule, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

15

Financial Statements

The following financial statements update the financial statements contained in the section captioned “Financial Statements,” which begins on page F-1 of the prospectus.

Page

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Consolidated Balance Sheets at December 31, 2013 and 2012	F-3

Consolidated Statements of Operations for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011	F-4

Consolidated Statements of Equity for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011	F-6

Notes to Consolidated Financial Statements	F-8

Real Estate and Accumulated Depreciation (Schedule III)	F-34

Schedules not filed:

All schedules other than the one listed in the Index have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

F-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Inland Real Estate Income Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Inland Real Estate Income Trust, Inc. (the Company) and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule III. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inland Real Estate Income Trust, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chicago, Illinois
March 17, 2014

F-2

INLAND REAL ESTATE INCOME TRUST, INC.

(A Maryland Corporation)

Consolidated Balance Sheets

	December 31, 2013	December 31, 2012
ASSETS

Assets:
Investment properties:
Land	$12,422,471	$10,202,471
Building and other improvements	45,904,767	19,011,528
Total	58,327,238	29,213,999
Less accumulated depreciation	(808,145)	(31,790)
Net investment properties	57,519,093	29,182,209
Cash and cash equivalents	26,634,384	2,237,050
Investment in unconsolidated entity	107,126	--
Accounts and rent receivable	141,705	45,855
Acquired lease intangibles, net	5,854,829	3,333,131
Deferred loan fees, net	351,095	421,379
Other assets	630,291	39,451
Total assets	$91,238,523	$35,259,075

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Mortgages and notes payable	$32,530,344	$32,677,167
Accounts payable and accrued expenses	811,431	541,275
Distributions payable	304,863	13,793
Acquired below market lease intangibles, net	759,964	393,196
Deferred investment property acquisition obligations	723,237	--
Due to related parties	3,155,648	2,443,900
Other liabilities	200,098	170,130
Total liabilities	38,485,585	36,239,461

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding	--	--
Common stock, $.001 par value, 1,460,000,000 shares authorized, 6,745,615.338 and 276,238.889 shares issued and outstanding as of December 31, 2013 and December 31, 2012, respectively	6,746	276
Additional paid in capital (net of offering costs of $8,994,299 and $2,329,969 as of December 31, 2013 and 2012, respectively)	57,735,337	192,905
Accumulated distributions and net loss	(4,989,145)	(1,173,567)
Total stockholders’ equity (deficit)	52,752,938	(980,386)
Total liabilities and stockholders’ equity	$91,238,523	$35,259,075

See accompanying notes to consolidated financial statements.

F-3

INLAND REAL ESTATE INCOME TRUST, INC.

(A Maryland Corporation)

Consolidated Statements of Operations

For the years ended December 31, 2013 and 2012 and

the period from August 24, 2011 (inception) through December 31, 2011

	2013	2012	For the period from August 24, 2011 (inception) through December 31, 2011
Income:
Rental income	$2,481,725	$101,986	$--
Tenant recovery income	343,267	--	--
Total income	2,824,992	101,986	--

Expenses:
Property operating expenses	177,994	4,534	--
Real estate tax expense	276,875	--	--
General and administrative expenses to non-related parties	1,086,515	517,853	19,001
General and administrative expenses to related parties	1,180,614	579,638	891
Business management fee	226,280	--	--
Depreciation and amortization	1,004,052	41,746	--
Total expenses	3,952,330	1,143,771	19,892

Operating loss	(1,127,338)	(1,041,785)	(19,892)

Interest expense	(1,408,000)	(98,097)	--
Interest income	1,411	--	--
Equity in earnings of unconsolidated entity	7,126	--	--

Net loss	$(2,526,801)	$(1,139,882)	$(19,892)

Net loss per common share, basic and diluted	$(1.18)	$(18.04)	$(0.99)
Weighted average number of common shares outstanding, basic and diluted	2,147,947	63,198	20,000

See accompanying notes to consolidated financial statements.

F-4

INLAND REAL ESTATE INCOME TRUST, INC.

(A Maryland Corporation)

Consolidated Statements of Equity

For the years ended December 31, 2013 and 2012 and

the period from August 24, 2011 (inception) through December 31, 2011

	Number of Shares	Common Stock	Additional Paid in Capital	Accumulated Distributions and Net Loss	Total

Balance at August 24, 2011	--	$--	$--	$--	$--
Proceeds from offering	20,000	20	199,980	--	200,000
Net loss	--	--	--	(19,892)	(19,892)

Balance at December 31, 2011	20,000	$20	$199,980	$(19,892)	$180,108

Distributions declared	--	--	--	(13,793)	(13,793)
Proceeds from offering	256,239	256	2,322,894	--	2,323,150
Offering costs	--	--	(2,329,969)	--	(2,329,969)
Net loss	--	--	--	(1,139,882)	(1,139,882)

Balance at December 31, 2012	276,239	276	192,905	(1,173,567)	(980,386)

Distributions declared	--	--	--	(1,288,777)	(1,288,777)
Proceeds from offering	6,418,741	6,419	63,356,258	--	63,362,677
Offering costs	--	--	(6,664,330)	--	(6,664,330)
Proceeds from distribution reinvestment plan	50,635	51	480,978	--	481,029
Discount on shares to related parties	--	--	369,526	--	369,526
Net loss	--	--	--	(2,526,801)	(2,526,801)

Balance at December 31, 2013	6,745,615	$6,746	$57,735,337	$(4,989,145)	$52,752,938

See accompanying notes to consolidated financial statements.

F-5

INLAND REAL ESTATE INCOME TRUST, INC.

(A Maryland Corporation)

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012 and

the period from August 24, 2011 (inception) through December 31, 2011

	2013	2012	For the period from August 24, 2011 (inception) through December 31, 2011

Cash flows from operating activities:
Net loss	$(2,526,801)	$(1,139,882)	$(19,892)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,004,052	41,746	--
Amortization of loan fees	211,589	4,503	--
Amortization of acquired below market leases	(24,446)	(275)	--
Straight-line rental income	(14,614)	(854)	--
Discount on shares issued to related parties	369,526	--	--
Equity in earnings of unconsolidated entity	(7,126)	--	--
Changes in assets and liabilities:
Accounts payable and accrued expenses	(10,651)	484,041	--
Accounts and rents receivable	(81,236)	--	--
Due to related parties	748,065	--	--
Prepaid rent and other liabilities	(50,624)	--	--
Other assets	(578,837)	86,679	--
Net cash flows used in operating activities	(961,103)	(524,042)	(19,892)

Cash flows from investing activities:
Purchase of investment properties	(29,982,371)	(32,163,615)	--
Capital expenditures	(316,002)	--	--
Investment in unconsolidated entity	(100,000)	--	--
Restricted escrow	(12,896)	--	--
Other assets	36,682	--	(1,000)
Net cash flows used in investing activities	(30,374,587)	(32,163,615)	(1,000)

Cash flows from financing activities:
Proceeds from offering	63,362,677	2,323,150	200,000
Proceeds from the distribution reinvestment plan	481,029	--	--
Payment of offering costs	(6,825,740)	(763,816)	(695,020)
Distributions paid	(997,707)	--	--
Due to related parties	892	1,080,000	550,000
Proceeds from mortgages and notes payable	15,259,894	32,677,167	--
Payment of mortgage and notes payable	(15,406,716)	--	--
Payment of loan fees	(141,305)	(425,882)	--
Net cash flows provided by financing activities	55,733,024	34,890,619	54,980

See accompanying notes to consolidated financial statements.

F-6

INLAND REAL ESTATE INCOME TRUST, INC.

(A Maryland Corporation)

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2013 and 2012 and

the period from August 24, 2011 (inception) through December 31, 2011

	2013	2012	For the period from August 24, 2011 (inception) through December 31, 2011

Net increase in cash and cash equivalents	24,397,334	2,202,962	34,088
Cash and cash equivalents at beginning of the period	2,237,050	34,088	--
Cash and cash equivalents at end of the period	$26,634,384	$2,237,050	$34,088

Supplemental disclosure of cash flow information:
In conjunction with the purchase of investment property, the Company acquired assets and assumed liabilities as follows:
Land	$2,220,000	$10,202,471	$--
Building and improvements	26,577,237	19,011,528	--
Acquired in place lease intangibles	2,438,257	3,343,087	--
Acquired above market lease intangibles	311,139	--	--
Acquired below market lease intangibles	(391,214)	(393,471)	--
Deferred investment property acquisition obligations	(723,237)	--	--
Assumed liabilities	(449,811)	--	--
Purchase of investment properties	$29,982,371	$32,163,615	$--

Supplemental schedule of non-cash investing and financing activities:

Cash paid for interest	$1,235,597	$46,516	$--

Distributions payable	$304,863	$13,793	$--

Accrued offering costs payable	$300,807	$408,916	$74,395

See accompanying notes to consolidated financial statements.

F-7

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(1)  Organization

Inland Real Estate Income Trust, Inc. (the “Company”) was formed on August 24, 2011 to acquire and manage a diversified portfolio of commercial real estate investments located in the United States. Effective January 25, 2012, the Company changed its name from “Inland Core Assets Real Estate Trust, Inc.” to “Inland Monthly Income Trust Inc.,” and effective March 23, 2012, the Company changed its name from “Inland Monthly Income Trust, Inc.” to “Inland Real Estate Income Trust, Inc.” The Company entered into a Business Management Agreement (the “Agreement”) with IREIT Business Manager & Advisor, Inc. (the “Business Manager”), an Affiliate of the Inland Real Estate Investment Corporation, to be the Business Manager to the Company. The Company is authorized to sell up to 150,000,000 shares of common stock at $10 each in an initial public “best efforts” offering (the “Offering”) which commenced on October 18, 2012 and to issue 30,000,000 shares at $9.50 each issuable pursuant to the Company’s distribution reinvestment plan (“DRP”).

The Company has qualified and has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2013. As a result, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company will provide the following programs to facilitate investment in the Company’s shares and to provide limited liquidity for stockholders.

The Company will allow stockholders to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP will not be subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

F-8

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

The Company is authorized to purchase shares from stockholders who purchased their shares from us or received their shares through a non-cash transfer and who have held their shares for at least one year under the share repurchase program (“SRP”), if requested, if the Company chooses to repurchase them. Subject to funds being available, the Company will limit the number of shares repurchased during any consecutive twelve-month period to 5% of the number of shares outstanding at the beginning of that twelve-month period. Funding for the SRP will come from proceeds the Company receives from the DRP. In the case of repurchases made upon the death of a stockholder or qualifying disability, as defined in the SRP, the Company is authorized to use any funds to complete the repurchase, and neither the one year holding period, the limit regarding funds available from the DRP nor the 5% limit will apply. The SRP will immediately terminate if the Company’s shares become listed for trading on a national securities exchange. In addition, the Company’s boards of directors, in its sole direction, may at any time amend, suspend or terminate the SRP. As of December 31, 2013, no shares have been repurchased under the SRP.

At December 31, 2013, we owned 14 retail properties collectively totaling 457,353 square feet. The properties are located in five states. As of December 31, 2013, the portfolio had a weighted average physical and economic occupancy of 99.1%.

The fiscal year-end of the Company is December 31.

(2)  Summary of Significant Accounting Policies

General

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

Information with respect to square footage and occupancy is unaudited.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly owned subsidiaries. Wholly owned subsidiaries generally consist of limited liability companies (LLCs). All intercompany balances and transactions have been eliminated in consolidation.

Each property is owned by a separate legal entity which maintains its own books and financial records and each entity’s assets are not available to satisfy the liabilities of other affiliated entities, except as otherwise disclosed in note 7.

F-9

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

Partially-Owned Entities

The Company will consolidate the operations of a joint venture if the Company determines that they are either the primary beneficiary of a variable interest entity (VIE) or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When the Company consolidates an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where the Company determines that we are not the primary beneficiary of a variable interest entity or the Company does not control the joint venture but can exercise influence over the entity with respect to its operations and major decisions, the Company will use the equity method of accounting. Under the equity method, the operations of a joint venture will not be consolidated with the Company’s operations but instead our share of operations will be reflected as equity in earnings (loss) on unconsolidated joint ventures on our consolidated statements of operations and other comprehensive income. Additionally, the Company’s net investment in the joint venture will be reflected as investment in and advances to joint venture as an asset on the consolidated balance sheets.

Offering and Organization Costs

Costs associated with the Offering are deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts and all short term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The account balance may periodically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage and, as a result, there could be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk will not be significant, as the Company does not anticipate the financial institutions’ non-performance.

Acquisitions

Upon acquisition, the Company determines the total purchase price of each property (note 3), which includes the estimated contingent consideration to be paid or received in future periods, if any. The Company allocates the total purchase price of properties based on the fair value of the tangible and intangible assets acquired and liabilities assumed based on Level 3 inputs, such as comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions, from a third party appraisal or other market sources.

F-10

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

One of the Company’s properties included earnout components to the purchase price, meaning the Company did not pay a portion of the purchase price of the property at closing, although the Company owns the entire property. The Company is not obligated to settle the contingent portion of the purchase prices unless space which was vacant at the time of acquisition is later leased by the seller within the time limits and parameters set forth in the related acquisition agreements. The earnout payments are based on a predetermined formula applied to rental income received. The earnout agreement has a limited obligation period of two years from the date of acquisition. If at the end of the time period certain space has not been leased, occupied and rent producing, the Company will have no further obligation to pay additional purchase price consideration and will retain ownership of that entire property. Based on its best estimate, the Company has recorded a liability for the potential future earnout payment using estimated fair value at the date of acquisition using Level 3 inputs including market rent of $18.00 and probability of occupancy equal to 100% based on leasing activity. The Company has recorded this earnout amount as additional purchase price of the related property and as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheets. The liability increases as the anticipated payment date draws near based on a present value; such increases in the liability are recorded as amortization expense on the accompanying consolidated statements of operations. The Company records changes in the underlying liability assumptions to acquisition related costs contained in general and administrative expenses on the accompanying consolidated statements of operations.

The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight-line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals. Amortization pertaining to the below market lease value of $24,446 and $275 was recorded as an increase to rental income for the years ended December 31, 2013, and 2012, respectively.

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight-line basis over the acquired leases’ weighted average remaining term. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $227,698 and $9,956 for the years ended December 31, 2013 and 2012, respectively.

The portion of the purchase price allocated to customer relationship value is amortized on a straight-line basis over the weighted-average remaining lease term. As of December 31, 2013, no amount has been allocated to customer relationship value.

F-11

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

The following table summarizes the Company’s identified intangible assets and liabilities as of December 31, 2013 and 2012.

	December 31,
	2013	2012
Intangible assets:
Acquired in-place lease value	$5,781,344	$3,343,087
Acquired above market lease value	311,139	--
Accumulated amortization	(237,654)	(9,956)
Acquired lease intangibles, net	$5,854,829	$3,333,131

Intangible liabilities:
Acquired below market lease value	$784,685	$393,471
Accumulated amortization	(24,721)	(275)
Acquired below market lease intangibles, net	$759,964	$393,196

As of December 31, 2013, the weighted average amortization periods for acquired in-place lease, above market lease intangibles and below market lease intangibles are 12, 9 and 13 years, respectively.

Estimated amortization of the respective intangible lease assets and liabilities as of December 31, 2013 for each of the five succeeding years is as follows:

	In-Place Leases	Above Market Leases	Below Market Leases

2014	$533,289	$37,307	$(86,980)
2015	533,289	33,530	(80,628)
2016	533,289	33,530	(62,804)
2017	533,289	33,530	(62,804)
2018	533,289	33,530	(58,639)
Thereafter	2,877,245	139,712	(408,109)
Total	$5,543,690	$311,139	$(759,964)

F-12

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

Impairment of Investment Properties

The Company assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. If the Company’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs).

The Company estimates the future undiscounted cash flows based on management’s intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determining value are complex and subjective. Changes in economic and operating conditions and the Company’s ultimate investment intent that occur subsequent to the impairment analysis could impact these assumptions and result in future impairment charges of the real estate properties.

During the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, the Company incurred no impairment charges.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Transactional costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

F-13

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

Depreciation expense is computed using the straight-line method. Building and improvements are depreciated based upon estimated useful lives of 30 years and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight-line basis over the shorter of the life of the asset or the term of the related lease as a component of depreciation and amortization expense. Leasing fees are amortized on a straight-line basis over the term of the related lease as a component of depreciation and amortization expense. Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the term of the related loans as a component of interest expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Depreciation expense was $776,354, $31,790, and $0 for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, respectively.

Deferred Loan Fees

Direct financing costs are deferred and amortized on a straight-line basis, which approximates the effective interest method, over the term, or anticipated repayment date, of the related agreements as a component of interest expense.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

F-14

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

The Company defines fair value based on the price that it believes would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

Level 1 −	Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2 −	Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 −	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded by the Company under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

F-15

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of other assets in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

REIT Status

The Company has qualified and has elected to be taxed as a REIT beginning with the tax year ended December 31, 2013. In order to qualify as a REIT, the Company is required to distribute at least 90% of its annual taxable income, subject to certain adjustments, to its stockholders. The Company must also meet certain asset and income tests, as well as other requirements. The Company will monitor the business and transactions that may potentially impact our REIT status. If it fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, it will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate rates.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts and their respective tax bases. A valuation allowance was established for uncertainties relating to realization of deferred tax assets.

F-16

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(3)  Acquisitions

2013 Acquisitions

Date Acquired	Property Name	Location	Property Type	Square Footage	Purchase Price

12/23/13	Wedgewood Commons (1)	Olive Branch, MS	Multi-tenant Retail	159,258	$30,519,789
				159,258	$30,519,789

(1)	There is an earnout component associated with this acquisition that is not included in the purchase price (note 11)

During the year ended December 31, 2013, the Company acquired through its wholly owned subsidiaries, the property listed above for an aggregate purchase price of $30,519,789. The Company financed a portion of this acquisition by borrowing $15,259,894.

The Company incurred $666,042, $732,739 and $0 for the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, respectively, of acquisition, dead deal and transaction related costs that were recorded in general and administrative expenses to non-related parties and general and administrative expenses to related parties in the consolidated statements of operations and relate to both closed and potential transactions. These costs include third party due diligence costs such as appraisals, environmental studies, and legal fees as well as acquisition fees and time and travel expense reimbursements to the Sponsor and its affiliates.

For property acquired during the year ended December 31, 2013, the Company recorded revenue of $62,368 and property net income of $49,133, not including expensed acquisition related costs.

The following table presents certain additional information regarding the Company’s acquisitions during the year ended December 31, 2013. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

Property Name	Land	Buildings and Improvements	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles	Deferred Investment Property Acquisition Obligations (note 11)

Wedgewood Commons	$2,220,000	$26,577,237	$2,749,396	$(391,214)	$(723,237)

Total	$2,220,000	$26,577,237	$2,749,396	$(391,214)	$(723,237)
F-17

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

 The following condensed pro forma consolidated financial statements for the years ended December 31, 2013 and 2012 include pro forma adjustments related to the acquisition and financing during 2013 considered material to the consolidated financial statements which were made for the acquisition of Wedgewood Commons which is presented assuming the acquisition occurred on January 1, 2012.

The following condensed pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming the 2013 acquisition had been consummated as of January 1, 2012, nor does it purport to represent the results of operations for future periods.

	For the year ended December 31, 2013
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)

Total income	$2,824,992	$2,921,682	$5,746,674
Net loss	$(2,526,801)	$724,559	$(1,802,242)

Net loss per common share, basic and diluted	$(1.18)		$(0.27)

Weighted average number of common shares outstanding, basic and diluted	2,147,947		6,745,615

	For the year ended December 31, 2012
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)

Total income	$101,986	$982,051	$1,084,037
Net loss	$(1,139,882)	$(923,515)	$(2,063,397)

Net loss per common share, basic and diluted	$(18.04)		$(0.31)

Weighted average number of common shares outstanding, basic and diluted	63,198		6,745,615

F-18

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

2012 Acquisitions

The following table presents certain additional information regarding the Company’s acquisitions during the year ended December 31, 2012. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

Property Name	Date Acquired	Land	Buildings and Improvements	Acquired Lease Intangibles	Acquired Below Market Lease Intangibles

Dollar General Portfolio – Phase I – five properties	11/6/12	$1,217,000	$4,654,000	$809,920	$--
Newington Fair Shopping Center	12/27/12	7,833,471	8,328,529	1,431,471	(393,471)
Dollar General Portfolio Phase II – seven properties	12/28/12	1,152,000	6,028,999	1,101,696	--

Total		$10,202,471	$19,011,528	$3,343,087	$(393,471)

During the year ended December 31, 2012, the Company acquired through its wholly owned subsidiaries, the properties listed above for an aggregate purchase price of $32,164,000. The Company financed these acquisitions by borrowing all of the funds required except for $10.

For properties acquired during the year ended December 31, 2012, the Company recorded revenue of $101,986 and property net loss of $44,427 not including expensed acquisition related costs for the period from the date of acquisition through December 31, 2012.

The condensed pro forma consolidated financial statements for the year ended December 31, 2012 include pro forma adjustments related to the acquisitions and financings during 2012 considered material to the consolidated financial statements which were made for the acquisition of Newington Fair Shopping Center, the acquisition of the portfolio of five Dollar General retail stores and the acquisition of the portfolio of seven Dollar General retail stores which are presented assuming the acquisitions occurred on January 1, 2012. Since each of the twelve Dollar General retail stores were newly constructed in 2012, property operations only include a portion of 2012 which began on the respective lease commencement date.

The following condensed pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming the 2012 acquisitions had been consummated as of January 1, 2011, respectively, nor does it purport to represent the results of operations for future periods.

F-19

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

	For the year ended December 31, 2012
	Historical	Pro Forma Adjustments (unaudited)	As Adjusted (unaudited)

Total income	$101,986	$1,796,359	$1,898,345
Net loss	$(1,139,882)	$(444,100)	$(1,583,982)

Net loss per common share, basic and diluted	$(18.04)		$(0.54)

Weighted average number of common shares outstanding, basic and diluted	63,198		276,239

(4)  Investment in Unconsolidated Entity

The Company is a member of a limited liability company formed as an insurance association captive (the “Insurance Captive”), which is wholly-owned by the Company and three related parties, Inland Real Estate Corporation, Inland American Real Estate Trust, Inc., and Inland Diversified Real Estate Trust, Inc., and a third party, Retail Properties of America, Inc., and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services, Inc. This entity is considered a variable interest entity as defined in U.S. GAAP and the Company is not considered to be the primary beneficiary. Therefore, this investment is accounted for utilizing the equity method of accounting. The Company's risk of loss is limited to its investment and the Company is not required to fund additional capital to the entity.

The Company entered into an agreement and paid $100,000 in exchange for a twenty percent membership interest in the Insurance Captive. The Company’s share of net income from its investment is based on the ratio of each member’s premium contribution to the venture. The Company was allocated income of $7,126 for the year ended December 31, 2013. No income was allocated for the year ended December 31, 2012.

F-20

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(5)  Operating Leases

Minimum lease payments to be received under operating leases including ground leases, as of December 31, 2013 for the years indicated, assuming no expiring leases are renewed, are as follows:

Minimum Lease Payments

2014	$4,546,253
2015	4,522,459
2016	4,425,215
2017	4,300,872
2018	4,206,921
Thereafter	24,957,979
Total	$46,959,699

The remaining lease terms range from less than 1 year to 15 years. Most of the revenue from the Company’s properties consists of rents received under long-term operating leases. Some leases require the tenant to pay fixed base rent paid monthly in advance, and to reimburse the Company for the tenant’s pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease. Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant’s pro rata share of recoverable expenses paid. Certain other tenants are subject to net leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included in the consolidated statements of operations. Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the consolidated statements of operations.

F-21

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(6)  Transactions with Related Parties

The Company is party to an agreement with an LLC formed as an insurance association captive (the “Insurance Captive”), which is wholly-owned by the Company and three related parties, Inland Real Estate Corporation, Inland American Real Estate Trust, Inc., and Inland Diversified Real Estate Trust, Inc., and a third party, Retail Properties of America, Inc. The entity is included in the Company’s disclosure of Investment in Unconsolidated Entity note 4 and is included in investment in unconsolidated entity in the accompanying consolidated balance sheets.

The Company is a party to a Shared Services Agreement with other affiliated entities of the Sponsor. The agreement allows the Company to utilize certain software in the management of its business. The Company paid, in 2013, $300,000 to be a party to the agreement. The unamortized amount is included in other assets in the accompanying consolidated balance sheets.

The Company owns 1,000 shares of common stock in the Inland Real Estate Group of Companies with a recorded value of $1,000 at December 31, 2013 and 2012. This amount is included in other assets in the accompanying consolidated balance sheets.

As of December 31, 2013, the Company was owed funds from related parties in the amount of $377 which was due from related parties for reimbursement of costs paid by the Company in connection with certain properties that the Company considered acquiring, but ultimately decided not to acquire, which were subsequently acquired by a related party. This amount is included in other assets in the accompanying consolidated balance sheets.

For the period from August 24, 2011 (inception) through December 31, 2011 the Company paid $891 in general and administrative expenses to related parties and $50,839 in offering costs to related parties. The Company also received $550,000 in Sponsor non-interest bearing advances.

F-22

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

The following table summarizes the Company’s related party transactions for years ended December 31, 2013 and 2012. Certain compensation and fees payable to the Business Manager for services to be provided to the Company are limited to maximum amounts.

		Year ended December 31		Unpaid amounts as of
		2013	2012	December 31, 2013	December 31, 2012
General and administrative:
General and administrative reimbursements	(a)	$267,510	$21,263	$76,158	$18,476
Acquisition related costs	(b)	543,578	558,375	1,044,214	524,342
Affiliate share purchase discounts	(c)	369,526	--	--	--
Total general and administrative expenses		$1,180,614	$579,638	$1,120,372	$542,818

Offering costs	(d)	$5,784,984	$218,816	$178,996	$271,082
Sponsor non-interest bearing advances	(e)	--	1,080,000	1,630,000	1,630,000
Real estate management fees	(f)	80,691	2,254	--	2,254
Business management fees	(g)	226,280	--	226,280	--

(a)	The Business Manager and its related parties are entitled to reimbursement for certain general and administrative expenses of the Business Manager and its related parties relating to the Company’s administration. Such costs are included in general and administrative expenses to related parties in the accompanying consolidated statements of operations. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(b)	The Company will pay the Business Manager or its affiliates a fee equal to 1.5% of the “contract purchase price,” as defined, of each asset acquired. The Business Manager and its related parties are also reimbursed for acquisition and transaction related costs of the Business Manager and its related parties relating to the Company’s acquisition of real estate assets, regardless of whether the Company acquires the real estate assets, subject to limits, as defined. Such costs are included in general and administrative expenses to related parties in the accompanying consolidated statements of operations. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(c)	The Company established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock at $9.00 per share. The Company sold 352,509 shares to related parties during the year ended December 31, 2013.

F-23

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(d)	A related party of the Business Manager receives selling commissions equal to 7.0% of the sale price for each share sold and a marketing contribution equal to 3.0% of the gross offering proceeds from shares sold, the majority of which is re-allowed (paid) to third party soliciting dealers. The Company also reimburses a related party of the Business Manager and the soliciting dealers for bona fide, out-of-pocket itemized and detailed due diligence expenses in amounts up to 0.5% of the gross offering proceeds. The expenses will be reimbursed from amounts paid or re-allowed to these entities as a marketing contribution. The Company will reimburse the Sponsor, its affiliates and third parties for costs and other expenses of the Offering that they pay on the Company’s behalf, in an amount not to exceed 1.5% of the gross offering proceeds from shares sold in the “best efforts” offering. The Company does not pay selling commissions or the marketing contribution or reimburse issuer costs in connection with shares of common stock issued through the distribution reinvestment plan. Offering costs are offset against the stockholders’ equity accounts. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(e)	As of December 31, 2013 and 2012, the Company incurred $9,023,148 and $2,358,818, respectively, of offering and organization costs, of which $1,630,000 was advanced by the Sponsor. Our Business Manager or its affiliates will pay or reimburse any organization or offering costs, including any issuer costs that exceed 11.5% of the gross offering proceeds from shares sold in the “best efforts” offering over the life of the Offering.

(f)	For each property that is managed by Inland National Real Estate Services, LLC, or its affiliates, collectively the Real Estate Managers, the Company will pay a monthly real estate management fee of up to 1.9% of the gross income from any single-tenant, net-leased property, and up to 3.9% of the gross income from any other property type. Each Real Estate Manager will determine, in its sole discretion, the amount of the fee with respect to a particular property, subject to the limitations. For each property that is managed directly by one of the Real Estate Managers or its affiliates, the Company will pay the Real Estate Manager a separate leasing fee based upon prevailing market rates applicable to the geographic market of that property. Further, in the event that the Company engages its Real Estate Managers to provide construction management services for a property, the Company will pay a separate construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the project. The Company also will reimburse each Real Estate Manager and its affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries and benefits of persons performing services for the Real Estate Managers and their affiliates except for the salaries and benefits of persons who also serve as an executive officer of any of the Real Estate Managers. As of December 31, 2012, unpaid amounts were included in accounts payable and accrued expenses in the consolidated balance sheets.

(g)	The Company will pay the Business Manager an annual business management fee equal to 0.65% of its “average invested assets,” as defined in the business management agreement, payable quarterly in an amount equal to 0.1625% of its average invested assets as of the last day of the immediately preceding quarter. “Average invested assets” means, for any period, the average of the aggregate book value of the Company’s assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, properties, as well as amounts invested in securities and consolidated and unconsolidated joint ventures or other partnerships, before reserves for amortization and depreciation or bad debts, impairments or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

F-24

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(7)  Mortgages and Notes Payable

As of December 31, 2013 and 2012, the Company had the following mortgages and notes payable outstanding:

Maturity Date	Property Name	Stated Interest Rate Per Annum	Principal Balance at December 31, 2013	Principal Balance at December 31, 2012	Notes

May 1, 2027	Dollar General Portfolio Phase I - five properties	4.313%	$3,340,450	$ 3,340,450	(a),(b)

December 27, 2015	Newington Fair Shopping Center - Senior Tranche	Floating rate of interest equal to three month LIBOR rate plus 3.25% subject to a minimum rate of 3.50%	9,790,000	9,790,000	(c),(d)

October 1, 2027	Dollar General Portfolio Phase II - seven properties	4.347%	4,140,000	4,140,000	(a),(e)

December 23, 2018	Wedgewood Commons Shopping Center	Floating rate of interest equal to daily LIBOR rate plus 1.90%	15,259,894	--	(c),(f)

August 6, 2013	Dollar General Portfolio Phase I - Mezzanine loan	10.00%	--	3,340,460

December 27, 2013	Newington Fair Shopping Center – Junior Tranche	8.50%	--	4,927,760

December 27, 2013	Newington Fair Shopping Center & Dollar General Phase II – Mezzanine loan	Floating rate of interest equal to three month LIBOR rate plus 3.75% subject to a minimum rate of 6.00%	--	4,658,497

January 1, 2020	Dollar General Portfolio Phase II - Mezzanine loan	9.00%	--	2,480,000

		Total	$32,530,344	$ 32,677,167

F-25

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(a)

Our Sponsor, IREIC, has guaranteed payment and performance of the debt in the event the Company fails to provide access or information to the properties or fails to obtain the lender’s prior written consent to any liens on or transfers of the properties, and in the event of any losses, costs or damages incurred by the lender as a result of fraud or intentional misrepresentation of any individual borrower, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.  The Company did not pay any fees or other consideration to our Sponsor for this guarantee.

(b)

The loan requires monthly payments of interest only until December 1, 2019 (the “anticipated repayment date”).  In the event the loan is not repaid as of the anticipated repayment date, the loan will bear interest at a rate equal to 3% per annum plus the greater of: (i) 4.313%; or (ii) the seven year swap yield as of the first business day after the anticipated repayment date; provided, however, that the revised interest rate may not exceed 9.31% per annum. In addition, the Company will be required to make monthly payments of $18,000 until the maturity date.

The loan may be prepaid in full, but not in part, any time after December 1, 2014, provided that if the prepayment occurs prior to September 1, 2019, the Company will be required to pay a prepayment premium equal to the greater of: (i) 1% of the outstanding principal balance of the loan; or (ii) the excess, if any, of: (a) the sum of the present values of all then-schedule payments of principal and interest under the loan documents, over (b) the principal amount being prepaid.  Subject to satisfying certain conditions, as defined, the Company may prepay a portion of the loan equal to 120% of the portion of the loan allocated to a property and obtain the release of its property and the release of its related obligations under the loan documents. Assuming no payment has been made on principal in advance of the anticipated repayment date approximately $3,340,000 will be due on the anticipated repayment date. The loan is secured by cross-collateralized first mortgages on the five properties.

(c)	Loan requires monthly payments of interest only until maturity.

(d)	The three month LIBOR rate at December 31, 2013 was 0.25%.

(e)

The loan requires monthly payments of interest only until January 1, 2020 (the “anticipated repayment date”). In the event the loan is not repaid as of the anticipated repayment date the loan will bear interest at a rate equal to 3% per annum plus the greater of: (i) 4.347%; or (ii) the seven year swap yield as of the first business day after the anticipated repayment date provided, however, that the revised interest rate may not exceed the 9.347% per annum. In addition, the Company will be required to make monthly payments of $22,653 until the maturity date.

The loan may be prepaid in full, but not in part, any time after January 1, 2015, provided that if the prepayment occurs prior to October 1, 2019, the Company will be required to pay a prepayment premium equal to the greater of: (i) 1% of the outstanding principal balance of the loan; or (ii) the excess, if any, of: (a) the sum of the present values of all then-scheduled payments of principal and interest under the loan documents, over (b) the principal amount being prepaid. Subject to satisfying certain conditions, as defined, the Company may prepay a portion of the loan equal to 120% of the portion of the loan allocated to a property and obtain the release of its property and the release of its related obligations under the loan documents. The loan is secured by cross-collateralized first mortgages on the seven properties.

(f)	The daily LIBOR rate at December 31, 2013 was 0.17%.
F-26

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

The principal amount of our mortgage loans outstanding as of December 31, 2013 was $32,530,344 and had a weighted average stated interest rate of 3.02% per annum. All of the Company’s mortgage loans are secured by first mortgages on the real estate assets or are guaranteed by the Sponsor. No fees were paid in connection with any guarantees issued by the Sponsor.

The mortgage loans require compliance with certain covenants, such as debt service ratios, investment restrictions and distribution limitations. As of December 31, 2013, all of the mortgages were current in payments and the Company was in compliance with such covenants.

The following table shows the scheduled maturities of mortgages and notes payable as of December 31, 2013 and for the next five years and thereafter:

Mortgages and Notes Payable

2014	$--
2015	9,790,000
2016	--
2017	--
2018	15,259,894
Thereafter	7,480,450
Total	$32,530,344

The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company’s lenders using Level 3 inputs. The carrying value of the Company’s mortgage debt was $32,530,344 and $32,677,167 as of December 31, 2013 and December 31, 2012, respectively, and its estimated fair value was $32,554,514 and $32,677,167 as of December 31, 2013 and December 31, 2012, respectively.

F-27

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(8)  Income Taxes

The Company has qualified and has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2013. As a result, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its taxable income (subject to certain adjustments) to its stockholders. Subsequently, if the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company had no uncertain tax positions as of December 31, 2013 and December 31, 2012. The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of December 31, 2012. The Company has no interest or penalties relating to income taxes recognized in the consolidated statements of operations for the years ended December 31, 2013 and 2012. As of December 31, 2013, returns for the calendar years 2012 and 2011 remain subject to examination by U.S. and various state and local tax jurisdictions.

As of December 31, 2012, the Company had a deferred tax asset of approximately $466,000, for income tax purposes, for which a valuation allowance was recorded due to current uncertainty of realization. At December 31, 2013, the Company reversed the deferred tax asset and associated valuation allowance related to its REIT activities. Generally as a REIT, the Company will not pay federal income tax at the REIT level (including its qualified REIT subsidiaries), but instead a dividends paid deduction will generally offset its taxable income. As a result, while the Company will still be permitted to use net operating losses to offset its REIT taxable income, the Company does not expect to pay income taxes on its REIT taxable income, and therefore does not expect to be able to realize such deferred tax assets and liabilities.

(9)  Distributions

The Company currently pays distributions based on daily record dates, payable monthly in arrears. The distributions that the Company currently pays are equal to a daily amount of $0.001643836, per share based upon a 365-day period. During the years ended December 31, 2013 and 2012 and the period from August 24, 2011 (inception) through December 31, 2011, the Company declared cash distributions totaling $1,288,777, $13,793, and $0, respectively.

For federal income tax purposes, distributions may consist of ordinary dividend income, non-taxable return of capital, capital gains or a combination thereof. Distributions to the extent of the Company’s current and accumulated earnings and profits for federal income tax purposes are taxable to the recipient as either ordinary dividend income or capital gain distributions. Distributions in excess of these earnings and profits (calculated for income tax purposes) constitute a non-taxable return of capital rather than ordinary dividend income or a capital gain distribution and reduce the recipient’s basis in the shares to the extent thereof. Distributions in excess of earnings and profits that reduce a recipient’s basis in the shares have the effect of deferring taxation of the amount of the distribution until the sale of the stockholder’s shares. If the recipient's basis is reduced to zero, distributions in excess of the aforementioned earnings and profits (calculated for income tax purposes) constitute taxable gain.

F-28

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

In order to maintain the Company’s status as a REIT, the Company must distribute at least 90% of its taxable income, subject to certain adjustments, to its stockholders. For the year ended December 31, 2013, the Company’s taxable loss was $1,397,240.

The Company declared monthly distributions to its common stockholders totaling $1,288,777 or $0.60 on an annual basis per share for the year ended December 31, 2013. Future distributions are determined by the Company’s board of directors. The Company expects to continue paying distributions to maintain its status as a REIT. The following table sets forth the taxability of distributions on common shares, on a per share basis, paid in 2013:

2013 (a)
Ordinary income (loss)	$0.00
Non taxable return of capital	$0.60

(a)	The December distribution declared on November 5, 2013, with a record date of December 31, 2013 and a payment date of January 2, 2014, is reportable for tax purposes in 2014 and is not reflected in the 2013 allocation.

(10)  Earnings (loss) per Share

Basic earnings (loss) per share (“EPS”) are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the “common shares”). Diluted EPS is computed by dividing net income (loss) by the common shares plus potential common shares issuable upon exercising options or other contracts. As of December 31, 2013 and December 31, 2012, the Company did not have any dilutive common share equivalents outstanding.

F-29

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(11)  Commitments and Contingencies

The acquisition of one of the Company’s properties included an earnout component to the purchase price. The maximum potential earnout payment is $723,237 at December 31, 2013. The table below presents the change in the Company’s earnout liability for years ended December 31, 2013 and 2012.

	2013	2012
Earnout liability-beginning of period	$--	$--
Increases:
Acquisitions	723,237	--
Amortization expense	--	--
Decreases:
Earnout payments	--	--
Other:
Adjustments to acquisition related costs	--	--
Earnout liability – end of period	$723,237	$--

The Company may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

(12)  Segment Reporting

The Company has one reportable segment as defined by U.S. GAAP for the years ended December 31, 2013 and 2012.

Concentration of credit risk with respect to accounts receivable currently exists due to the small number of tenants currently comprising the Company's rental revenue. The concentration of revenues for these tenants increases the Company's risk associated with nonpayment by these tenants. In an effort to reduce risk, the Company performs ongoing credit evaluations of its larger tenants.

A majority of the Company’s revenue was derived from three tenants for the year ended December 31, 2013. Approximately 46.1%, 38.5% and 13.1% of consolidated rental revenue was generated from leases with Dolgencorp, LLC, a subsidiary of Dollar General Corporation, L.A. Fitness and Sam’s Club, respectively.

F-30

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(13)  Subsequent Events

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2014 through the close of business on March 31, 2014. Distributions were declared in a daily amount equal to $0.001643836 per share, which if paid each day for a 365-year period, would equate to $0.60 per share or a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

•	In January 2014, total distributions declared for the month of December 2013 were paid in the amount equal to $304,863, of which $155,310 was paid in cash and $149,553 was reinvested through the Company’s DRP, resulting in the issuance of an additional 15,742.361 shares of common stock.

•	In February 2014, total distributions declared for the month of January 2014 were paid in the amount equal to $374,120, of which $189,133 was paid in cash and $184,987 was reinvested through the Company’s DRP, resulting in the issuance of an additional 19,472.359 shares of common stock.

•	In March 2014, total distributions declared for the month of February 2014 were paid in the amount equal to $398,328, of which $198,650 was paid in cash and $199,678 was reinvested through the Company’s DRP, resulting in the issuance of an additional 21,018.753 shares of common stock.

On February 21, 2014, the Company acquired a fee simple interest in a 69,381 square foot retail property known as Park Avenue Shopping Center located in Little Rock, Arkansas. The Company purchased this property from two unaffiliated third parties for approximately $23,370,000, plus closing costs, not including a contingent earnout component of $4,750,000.

On February 27, 2014, the Company acquired a fee simple interest in a 63,829 square foot retail property known as North Hills Square Shopping Center located in Coral Springs, Florida. The Company purchased this property from an unaffiliated third party for approximately $11,050,000, plus closing costs.

Due to the timing of the acquisitions of Park Avenue Shopping Center and North Hills Shopping Center, the purchase price allocation for assets acquired and liabilities assumed at acquisition date and pro forma financial information are not being presented as the information was not available at the time of this filing.

F-31

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

The following table provides information regarding the total shares sold in our offering as of March 12, 2014:

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds to the Company, Before Expenses ($) (3)
From our Sponsor in connection with our formation	20,000	$200,000	$ –	$200,000
Shares sold in the offering	9,798,524.127	96,773,715	8,512,454	88,261,261
Shares sold pursuant to our distribution reinvestment plan	106,868.047	1,015,246	–	1,015,246
Shares purchased pursuant to our share repurchase program	–	–	–	–
Total:	9,925,392.174	$97,988,961	$ 8,512,454	$89,476,507

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other fees, as discussed further in the prospectus for the “best efforts” offering dated October 18, 2012 as the same may be supplemented from time to time.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

F-32

INLAND REAL ESTATE INCOME TRUST, INC.

(a Maryland Corporation)

Notes to Consolidated Financial Statements

(14)  Quarterly Supplemental Financial Information (unaudited)

The following represents the results of operations, for each quarterly period, during 2013 and 2012.

	2013
	Dec 31	Sept 30	Jun 30	Mar 31
Total income	$731,912	$692,681	$711,252	$689,147
Net loss	$(818,920)	$(395,666)	$(452,346)	$(859,869)
Net loss per common share, basic and diluted (1)	$(0.17)	$(0.18)	$(0.43)	$(1.71)
Weighted average number of common shares outstanding, basic and diluted (1)	4,766,862	2,221,493	1,051,400	504,243

	2012
	Dec 31	Sept 30	Jun 30	Mar 31
Total income	$101,986	$--	$--	$--
Net loss	$(1,054,670)	$(30,441)	$(45,769)	$(9,002)
Net loss per common share, basic and diluted (1)	$(5.50)	$(1.52)	$(2.29)	$(0.45)
Weighted average number of common shares outstanding, basic and diluted (1)	191,852	20,000	20,000	20,000

(1)	Quarterly net loss per common share amounts may not total the annual amounts due to rounding and the changes in the number of weighted common shares outstanding.

F-33

INLAND REAL ESTATE INCOME TRUST, INC.

Schedule III

Real Estate and Accumulated Depreciation

December 31, 2013

		Initial cost (A)			Gross amount carried at end of period (B)
Property Name	Encum- brance	Land	Buildings and Improve- ments	Cost Capita- lized Subse- quent to Acquisi- tions	Land(C)	Buildings and Improve- ments (C)	Total (C)	Accumu- lated Deprecia- tion (D)	Date Con- structed	Date Acquired	Depre- ciable Lives
Dollar General - Brooks, GA	$591,428	$159,000	$857,000	$--	$159,000	$857,000	$1,016,000	$(31,970)	2012	2012	15-30
Dollar General - Daleville, AL	481,429	69,000	761,000	--	69,000	761,000	830,000	(28,345)	2012	2012	15-30
Dollar General - East Brewton, AL	519,551	148,000	780,000	--	148,000	780,000	928,000	(33,799)	2012	2012	15-30
Dollar General - LaGrange, GA	621,428	100,000	986,000	--	100,000	986,000	1,086,000	(36,696)	2012	2012	15-30
Dollar General - LaGrange, GA	681,429	248,000	943,000	--	248,000	943,000	1,191,000	(35,167)	2012	2012	15-30
Dollar General - Madisonville, TN	695,095	273,000	939,000	--	273,000	939,000	1,212,000	(40,861)	2012	2012	15-30
Dollar General - Maryville, TN	631,428	249,000	841,000	--	249,000	841,000	1,090,000	(31,374)	2012	2012	15-30
Dollar General - Mobile, AL	601,429	208,000	836,000	--	208,000	836,000	1,044,000	(31,204)	2012	2012	15-30
Dollar General - Newport, TN	586,130	200,000	818,000	--	200,000	818,000	1,018,000	(33,702)	2012	2012	15-30
Dollar General - Robertsdale, AL	847,384	324,000	1,178,000	--	324,000	1,178,000	1,502,000	(51,142)	2012	2012	15-30
Dollar General - Valley, AL	531,429	119,000	805,000	--	119,000	805,000	924,000	(29,979)	2012	2012	15-30
Dollar General - Wetumpka, AL	692,290	272,000	939,000	--	272,000	939,000	1,211,000	(40,843)	2012	2012	15-30
Newington Fair - Newington, CT	9,790,000	7,833,471	8,328,528	316,002	7,833,471	8,644,530	16,478,001	(383,063)	1994/2009	2012	15-30
Wedgewood Commons, Olive Branch, MS	15,259,894	2,220,000	26,577,237	--	2,220,000	26,577,237	28,797,237	--	2009-2013	2013	15-30

Total Investment Properties	$32,530,344	$12,422,471	$45,588,765	$316,002	$12,422,471	$45,904,767	$58,327,238	$(808,145)

F-34

Notes:

(A)	The initial cost to the Company represents the original purchase price of the property.

(B)	The aggregate cost of real estate owned at December 31, 2013 for federal income tax purposes was approximately $63,842,000 (unaudited).

(C)	Reconciliation of real estate owned:
		2013

	Balance at January 1,	$29,213,999
	Acquisitions	28,797,237
	Improvements	316,002

	Balance at December 31,	$58,327,238

(D)	Reconciliation of accumulated depreciation:

	Balance at January 1,	$31,790
	Depreciation expense	776,355

	Balance at December 31,	$808,145

F-35